EXHIBIT 99.12

CONSENT AND ACKNOWLEDGMENT

The undersigned is a proposed director of CardioVascular BioTherapeutics, Inc. (the “Company”) to take office upon successful completion of the Company’s initial public offering. As such, the undersigned understands that such person must be included in the Company’s prospectus as a proposed director. Accordingly, the undersigned hereby consents to the inclusion of the undersigned’s name as a proposed director of the Company, along with a required description of the undersigned’s business experience, in the Company’s Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission. The undersigned acknowledges that such person may be sued by investors in the initial public offering under Section 11 of the Securities Act of 1933, as amended, in the event of material misstatements or omissions in the Company’s Registration Statement.

Executed at Seoul, Korea on June 2, 2004.

/s/ JOONG KI BAIK